SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

STELLENT, INC.
(Name of subject company (Issuer))

     ORACLE CORPORATION
ORACLE SYSTEMS CORPORATION
STAR ACQUISITION CORP.
(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	85856W105
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.
Senior Vice President, General Counsel & Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065 Telephone: (650) 506-7000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:
William M. Kelly, Esq.
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)

$450,988,857	$48,255

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $13.50 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid:	$48,255	Filing Party:	Oracle Corporation, Oracle Systems Corporation,
Star Acquisition Corp.
	Form of Registration No.:	Schedule TO	Date Filed:	November 13, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 85856W105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS ORACLE CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 54-2185193
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,803,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,803,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,803,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* CO and HC

CUSIP No. 85856W105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS ORACLE SYSTEMS CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 94-2871189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,803,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,803,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,803,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 85856W105	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS STAR ACQUISITION CORP.[1] I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5850300
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,803,497
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,803,497
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,803,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92%
14	TYPE OF REPORTING PERSON* CO

[1]	Star Acquisition Corp. was incorporated on October 17, 2006 as a wholly-owned subsidiary of Oracle Systems Corporation soleley for the purpose of consummating a business combination with Stellent, Inc. and has no operations.

TENDER OFFER

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed on November 13, 2006 (the “Schedule TO”) and relates to the offer by Star Acquisition Corp., a Minnesota corporation (the “Purchaser”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Stellent, Inc., a Minnesota corporation (the “Company”), for $13.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

     The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 4 and 8. Terms of the Offer; Interest in Securities of the Company

     The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, December 11, 2006. According to Wells Fargo Bank, N.A., the depositary for the Offer, approximately 28,803,497 Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 92% of the outstanding Shares. The Purchaser has accepted for payment all tendered Shares. The Purchaser controls approximately 92% of the outstanding Shares.

     Pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of November 2, 2006 among Parent, the Purchaser and the Company, the Purchaser will be merged with and into the Company (the “Merger”), and each outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or the Purchaser and Shares held by stockholders who properly perfect appraisal rights under Minnesota law) will be converted into the right to receive $13.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent. The Merger will occur within the next several days.

Item 11. Additional Information.

     On December 12, 2006, Oracle announced the expiration of the initial offering period at 12:00 midnight, New York City time, on Monday, December 11, 2006. In the Offer, an aggregate of approximately 28,803,497 Shares (including Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn, representing approximately 92% of the outstanding Shares. The Purchaser has accepted for payment all tendered Shares. The Purchaser controls approximately 92% of the outstanding Shares.

     On December 12, 2006, Oracle also announced that the Merger will occur within the next several days. Each outstanding Share not tendered in the Offer (other than Shares held by the Company, Parent or the Purchaser and Shares held by stockholders who properly perfect appraisal rights under Minnesota law) will be converted into the right to receive $13.50 per Share, net to the seller in cash without interest thereon, less any required withholding taxes. Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent.

     The press release issued by Oracle announcing the expiration of the Offer is attached hereto as Exhibit (a)(5)(iv).

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:
“(a)(5)(iv) Press release issued by Oracle on December 12, 2006.”

STAR ACQUISITION CORP.

By:	/s/ Daniel Cooperman

Daniel Cooperman
President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/s/ Daniel Cooperman

Daniel Cooperman
Senior Vice President, General Counsel and Secretary

Dated: December 12, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(iv)	Press release issued by Oracle on December 12, 2006.